Exhibit 99.1

Sapiens is Considering a Public Offering in Israel of a New Series
of Debentures

Holon, Israel – August 7, 2017 – Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, today announced that it is considering a public offering in Israel of a new series of debentures.

Sapiens reported today to the Israel Securities Authority (“ISA”) and the Tel-Aviv Stock Exchange (“TASE”) that the Company is considering a public offering in Israel of a new series of debentures—Series B Debentures (the “Debentures”) — pursuant to a shelf prospectus that Sapiens filed today in Israel. If offered, the Debentures will be denominated in U.S. dollars.

Any such offering would require the filing of a supplementary shelf offering report, which itself is subject to certain approvals. The offering of Debentures would be made solely in Israel, pursuant to Regulation S under the U.S. Securities Act.

“Sapiens is always seeking to diversify its sources of financing in order to improve its financial flexibility” said Roni Al-Dor, President and CEO of Sapiens. “This is part of our continuous effort to optimize our balance sheet and capital structure. We are looking to raise new long term debt which will also replace our current bank loan with longer maturity debt, and to lock in a long-term interest rate”.

Al-Dor added: “Our goal is to strengthen our balance sheet, to provide additional working capital to support our customers’ development needs and to continue to pursue M&A business opportunities we see ahead”.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. We offer core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, and retirement markets, as well as business decision management software. We have a track record of over 30 years in delivering superior software solutions to more than 400 financial services organizations. The Sapiens team of approximately 2,500 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

No Offering in U.S.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration under the Securities Act or an exemption from the registration requirements thereunder. Any offering of securities pursuant to the Israeli shelf prospectus filed by Sapiens and any supplemental shelf offering report will be made only in Israel to residents of Israel, will not be registered under the Securities Act and will not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the Securities Act), except pursuant to an applicable exemption from registration under the Securities Act.

Forward Looking Statement

Some of the statements in this press release may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management's current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement.

These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties, as well as certain additional risks that we face, please refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2016, and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com